LOBBYING DISCLOSURE AT COMCAST CORPORATION

Commentary on Shareholder Resolution Seeking Increased Lobbying Disclosure

Friends Fiduciary Corporation seeks your support1 for Proposal 6 on the Comcast Corporation (“Comcast”, or “the Company”) 2019 proxy ballot. The resolved clause states:

Resolved, the shareholders of Comcast request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Comcast used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Comcast’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management’s and the Board’s decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, “grassroots lobbying communication” is communication to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying by a trade association or other organization of which Comcast is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Governance and Directors Nominating Committee and posted on Comcast’s website.

We are the lead filers of this proposal, which has been co-filed by other concerned investors, including Libra Fund QP L.P., Walden Asset Management, the Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Mount St. Scholastica, the Sisters of Notre Dame De Namur, the Swift Foundation, and the Needmor Fund. Collectively, this group holds over 1 million shares of Comcast stock.

Our Rationale to vote FOR and Rebuttal to the Company’s Opposition Statement follows:

As investors, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, and ethics.

Comcast’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ indirect and direct lobbying and political spending, and Comcast faces reputational risk as a result.2 A growing number of companies are recognizing these risks-- since 2011, the number of companies disclosing at least some of their trade association and other non-profit group memberships have more than doubled.3

1 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.

2Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 5, https://www.weinberg.udel.edu/irrci/research/899, accessed May 3rd, 2019.

3 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 10.

SUMMARY

•	Comcast expends significant company resources on lobbying at both the state and federal level in comparison with other companies. Although required at the federal level, state and other disclosures are often cursory or non-existent—meaning that investors have no way of knowing how much the company is spending beyond the federal level.
•	The Company fails to disclose its involvement in trade associations, meaning investors have neither an accurate picture of the company’s total lobbying expenditures nor an understanding of its priorities, interests, or potential risks from memberships.
•	Comcast’s lack of transparency around its lobbying poses risks to its already troubled reputation, which is concerning in a highly regulated industry, especially given the rise of public internet alternatives.
•	Current board oversight structures are insufficient given the volume of Comcast’s lobbying spending.

High level of spending, low level of disclosure

Comcast expends significant company resources on lobbying at both the state and federal level in comparison with other companies.

At the federal level, Comcast spent over $30.3 million in 2017 and 2018, the highest sum in the telecommunications sector4 and 4th highest sum of all reporting US companies.5 In its rebuttal statement, the company points to the public availability of its federal lobbying spending as evidence that further reporting is not necessary—however, our proposal asks for more information about state level, trade association, and grassroots spending, all of which are not covered under federal disclosures.6

Comcast’s state-level lobbying spending is also likely significant. Comcast hired 241 lobbyists in 35 states in 2017.7 According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, between 2012 and 2015 Comcast spent over $7 million on state-level lobbying,8 ranking #5 in overall spending, 9and #1 in its sector for revenue intensity. 10That does not take into account spending occurring in the 30 other states where the Company reportedly lobbied from 2010 through 2014.11 Lobbying disclosure requirements are currently close to nonexistent in 22 states.12

4OpenSecrets.org, “Telecom Services,” https://www.opensecrets.org/lobby/indusclient.php?id=B09&year=2018, accessed May 3rd, 2019.

5 OpenSecrets.org, “Top Spenders,” https://www.opensecrets.org/lobby/top.php?showYear=2018&indexType=s, accessed May 3rd, 2019.

6 “Because the information that this proposal seeks to be disclosed is generally publicly available in appropriate detail, as is in fact evidenced by the amounts noted in the proposal itself, implementing this proposal would require us to incur unnecessary expense, would divert management attention away from our primary business activities and would raise potential competitive concerns.” Comcast Corporation, April 26, 2019, Form DEF 14A, https://www.cmcsa.com/static-files/a2b603d5-cca2-4596-9355-b3e73000ab3d, accessed May 8, 2019.

7 Followthemoney.org, “Comcast,” https://www.followthemoney.org/entity-details?eid=644, accessed May 17, 2019.

8 Welsh and Young, “State Lobbying,” p. 29.

9 The study examined the largest 100 S&P500 companies, adjusted for sector distribution. Welsh and Young, “State Lobbying,” p. 44.

10 Welsh and Young, “State Lobbying,” p. 4.

11 Yue Qui, Ben Wieder, and Chris Zubak-Skees, “Here are the interests lobbying in every statehouse,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19283/here-are-interests-lobbying-every-statehouse, accessed May 13, 2019.

12 Welsh and Young, “State Lobbying,” p. 3.

Comcast’s spending at the state level is clearly significant, but because state-level lobbying disclosure requirements are often very cursory, investors have no idea how much the Company is spending in 22 states and have only a murky picture in others. (In its rebuttal, the company says that “there are similar disclosure requirements [to those at the federal level] in all 50 states” 13—this is simply untrue.) Transparent lobbying disclosure is especially important given the current political climate. Telecommunications companies will likely continue to increase their lobbying spending at the state level,14 particularly as the net neutrality debate moves into state legislatures. Comcast is required to report its state lobbying and already has all of this information, so could easily and inexpensively provide this information to shareholders.

Lobbying via trade associations

The Company fails to fully disclose its involvement in trade associations, meaning investors have neither an accurate picture of the company’s total lobbying expenditures nor an understanding of its priorities or interests.

Comcast does not disclose membership dues or other payments made to non-profit organizations participating in lobbying activity, chief among them trade associations. Investors do not know which trade associations the Company is a part of. Through outside research we have found that Comcast serves on the board of NCTA - Internet & Television Association, which spent $26.21 million on lobbying in 2017 and 2018,15 and just $2.3 million on political contributions in the 2018 election cycle.16 Comcast also belongs to the 21st Century Privacy Coalition, the Business Roundtable, and CTIA, which together spent $35.61 million on federal lobbying in 2018.17

Arguing sufficient implementation, the Company points to its disclosure of payments used for political contributions, by trade associations receiving over $50,000 per year.18 Disclosing political contributions, however, does not include payments to trade associations made by Comcast used for lobbying purposes.19 These undisclosed trade association payments used to lobby go unevaluated by both shareholders and the Board.

13 Comcast Corporation, April 26, 2019, Form DEF 14A, p 30.

14 Liz Essley White and Ben Wieder, “Amid federal gridlock, lobbying rises in the states,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19279/amid-federal-gridlock-lobbying-rises-states, accessed May 13, 2019.

15OpenSecrets.org, “National Cable & Televisions Assn,” https://www.opensecrets.org/lobby/clientsum.php?id=D000022131&year=2018, accessed May 7, 2019.

16 OpenSecrets.org, “National Cable & Televisions Assn,” https://www.opensecrets.org/pacs/lookup2.php?strID=C00010082&cycle=2018, accessed May 7, 2019.

17 OpenSecrets.org, “21st Century Privacy Coalition,” https://www.opensecrets.org/lobby/clientsum.php?id=D000067672&year=2018, “Business Roundtable,” https://www.opensecrets.org/lobby/clientsum.php?id=D000032202&year=2018; “CTIA,” https://www.opensecrets.org/lobby/clientsum.php?id=D000000394&year=2018, all accessed May 7, 2019.

18 The company refers to tax code 26 USC Section 162 e(1)(b), which only applies to political contributions.

Comcast Corporation, April 26, 2019, Form DEF 14A, p 30.

19 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162, accessed May 13, 2019.

Additionally, although the company does not donate to 501(c)(4) organizations for the purpose of funding political activity, its policy does not extend to donations to 501(c)(4) organizations that are used for lobbying. Shareholders have no way of knowing how much money the company is spending on these donations. Comcast is a member of Broadband for America, a 501(c)(4) group which has been subpoenaed by the New York attorney general in the course of an investigation into the potential fraudulence of some of the 22 million comments submitted to the Federal Communication Commission when it was deciding whether to classify internet service providers as public utilities.20 Comcast peer AT&T, which does comprehensively disclose its lobbying expenditures, reported that between January and June 2018 $1,450,466 of its total donation (amount unknown) was used for lobbying by Broadband for America.21 A search of federal and selected state databases did not find Broadband for America as a lobbying client, implying that its lobbying work is at the grassroots level. 501(c)(4) and other organizations operating outside of mandated disclosure requirements leave no way for shareholders to ascertain how much Comcast is spending to support these groups.

In their recommendation, the Company refers to “federal and certain state laws” that “require we disclose the portion of certain trade association dues that are used for lobbying activities.”22 But investors have no way to know how much of Comcast’s reported lobbying totals are comprised of its trade association payments used for lobbying, unless voluntarily disclosed. It is important to clarify that these mandated disclosures do not break out Comcast’s payments to trade associations which are then used for lobbying. As outlined above, lobbying makes up the bulk of trade associations’ political expenditures.23

The Company maintains that it is impossible to control what payments made to trade associations are used for24 while simultaneously espousing its policy of ensuring in writing that its payments to 501(c)4 or 527 organizations are not used to make political contributions or independent expenditures.25 As investors, we are concerned by this inconsistency; it appears the Company does not know how its funds given to trade associations are being spent. Willful blindness or ignorance to a trade association’s positions and lobbying makes the case that trade association disclosure is needed to mitigate potential risks from controversial advocacy. We believe shareholders and the board would benefit from accountability for these memberships and payments used for lobbying.

20Nicholas Confessore, “New York Attorney General Expands Inquiry Into Net Neutrality Comments,” The New York Times, October 28, 2018, https://www.nytimes.com/2018/10/16/technology/net-neutrality-inquiry-comments.html, accessed May 7, 2019.

21 AT&T Inc., “AT&T Political Engagement Report, January – June 2018,” https://about.att.com/ecms/dam/csr/aug2018/PoliticalEngamentReport/ATT_PoliticalEngagementReport_2018_Jan-Jun.pdf, accessed May 7, 2019.

22 Comcast Corporation, Form DEF 14A, p 30.

23For example, the largest trade association in the US, the Chamber of Commerce spent $33 million on political contributions and $302 million on lobbying during the 2010 election. Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013, p. 5, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2313232, accessed May 13, 2019.

24 “Additionally, we do not control how any such associations direct any expenditures, and in many cases, are not even aware that such expenditures are made. In fact, we may not agree with the position of the organization on any given candidate or issue.” Comcast Corporation, Form DEF 14A, p 30.

25 “Prior to making a contribution to a 501(c)4 organization or unregulated 527 political organization, Comcast must receive written representations from such entity that Comcast's funds will be used in a manner acceptable to Comcast, including the fact that such funds (a) will not be used, directly or indirectly, to make contributions to candidate campaigns, political parties, other organizations registered as political committees, or SuperPACs, and (b) will not be used to make independent expenditures.” Comcast Corporation, “Statement on Political and Trade Association Activity,” https://corporate.comcast.com/values/integrity/activity, accessed May 13, 2019.

Reputational risk

Comcast’s lack of transparency around its lobbying poses reputational risks.

The 2019 Axios Harris Poll 100 found Comcast had the 10th worst reputation of the 100 most visible companies in the United States, not far ahead of companies like Wells Fargo and Phillip Morris. In more specific scoring areas, including citizenship, ethics, and trust, Comcast also ranked in the bottom ten. 26(See also “America Hates Comcast More Than Ever,” Motherboard).27

Comcast’s lobbying spending is perceived to go counter to its public statements, a sentiment which has only grown given recent debates over net neutrality (see “Comcast wants you to think it supports net neutrality while it pushes for net neutrality to be destroyed,” Slate).28

Comcast’s lack of lobbying transparency perpetuates its negative public image and could fuel regulatory backlash or contribute to the rise of municipal broadband,29 potentially threatening company profitability (see “Comcast has a lot to lose if municipal broadband takes off,” Ars Technica).30 In a highly regulated industry providing essential services such as telecommunications, we maintain that careful consideration of reputational risk becomes even more crucial. Municipal broadband has drawn bipartisan support, especially in conservative areas. More than 750 communities in the US have decided to operate their own networks. As one article puts it, “Our desire for better broadband, and our collective disdain for Comcast, tends to be one of the few things capable of bridging the partisan divide.”31 Comcast’s consistent low rankings in the areas of trust and citizenship speak to the potential for its lack of transparency to impact its future prospects.

26 The Axios Harris Poll 100, “The 100 Most Visible Companies,” https://theharrispoll.com/HarrisPoll_Axios_MostVisible_2019.pdf, accessed May 8, 2019.

27 Karl Bode, “America Hates Comcast More Than Ever,” Motherboard, May 24, 2018, https://www.vice.com/en_us/article/7xmxza/america-hates-comcast-more-than-ever, accessed May 8, 2019.

28April Glaser, “Comcast Wants You to Think It Supports Net Neutrality While It Pushes For Net Neutrality to Be Destroyed,” Slate, November 28, 2017, http://www.slate.com/blogs/future_tense/2017/11/28/comcast_wants_you_to_think_it_supports_net_neutrality_while_it_pushes_for.html, accessed May 13, 2019.

29 Recently, the town of Charlemont, MA rejected Comcast’s offer for municipal service, choosing instead to create their own municipal broadband. The town cited net neutrality and Comcast’s reputation as a concern in planning documents. Town of Charlemont, Warrant Article Background Information, http://charlemont-ma.us/sites/default/files/2018.12.06._stm_broadband_background_information_0.pdf, accessed May 13, 2019.

30 Jon Brodkin, “Comcast has a lot to lose if municipal broadband takes off,” Ars Technica, November 3, 2017, https://arstechnica.com/tech-policy/2017/11/comcast-has-a-lot-to-lose-if-municipal-broadband-takes-off/, accessed May 13, 2019.

31 Karl Bode, “More than 750 American Communities Have Built Their Own Internet Networks,” Vice, January 23, 2018, https://motherboard.vice.com/en_us/article/a3np4a/new-municipal-broadband-map, accessed May 13, 2019.

The Company’s trade association and other relationships can pose reputational risks.

We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Comcast’s lack of public disclosure and lack of board-level oversight over its trade association involvement risks damage to its already precarious reputation.

Company management has informed us of their decision not to renew membership in the American Legislative Exchange Council (ALEC), a non-profit organization that writes and endorses model legislation. We congratulate the company on its departure from an organization that has a history of promoting controversial legislation at the state-level, and this year attracted negative attention for a racist keynote speech given at its annual conference. Comcast joins more than 100 companies, including peers AT&T and Verizon, which have left ALEC.32

While we applaud the company’s decision to reduce its reputational risk by leaving ALEC, Comcast still has exposure from other associations. We encourage the company to further align its memberships and payments with its corporate values of respect and acting with integrity33 by disclosing the names of and amounts paid to trade associations and other tax-exempt organizations which lobby on the company’s behalf.

Lack of board oversight

There are not enough board oversight structures in place, especially given the volume of Comcast’s lobbying spending.

The Company’s Statement on Political and Trade Association Activity mentions that participation in trade associations is reported directly to the Governance and Directors Nominating Committee of the Company’s Board of Directors. However, the participation is approved by the Senior Executive Vice President prior to reporting, and no mention is made of board or management procedures for evaluating trade association memberships specifically, or spending and priorities more generally, outside of the presentation of annual reports and a “periodic review” of the Company’s Statement on Political Activity and Trade Associations. 34

With 2018 reported Adjusted EBITDA of over $30 billion, the company’s contention that such a report would be an “unnecessary burden” is not compelling. The report could be easily produced and at minimal cost to the company. Many companies, including WalMart, Intel, Coca-Cola and Microsoft, produce similar reports without disclosing proprietary information.

32 David Armiak, “AT&T Drops ALEC for Hosting Hate Speech”, PR Watch, November 30, 2018, https://www.prwatch.org/news/2018/11/13428/att-drops-alec-hosting-hate-speech, accessed May 13, 2019.

33 Comcast Corporation, “Our Values,” https://corporate.comcast.com/values, accessed May 13, 2019.

34Comcast Corporation, “Statement on Political and Trade Association Activity,” https://corporate.comcast.com/values/integrity/activity, accessed May 13, 2019.

CONCLUSION

Comcast’s significant lobbying expenditures, lack of appropriate board oversight, and exposure to reputational risk as a result clearly signal a need for enhanced disclosure. For the reasons stated above, we believe Comcast’s current lobbying disclosures are not adequate to inform shareholders and protect their interests. Therefore, we urge shareholders to vote FOR Proposal 6 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Comcast Corporation Proposal 6 please contact Kate Monahan, Shareholder Engagement Associate, at kmonahan@friendsfiduciary.org.